DEALERWEB INC.

(SEC I.D. No. 8-38103)

Statement of Financial Condition as of December 31, 2023, and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

PUBLIC

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Annual Reports

Form X-17A-5

Part III

SEC FILE NUMBER
8-38103

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

MM/DD/YY   MM/DD/YY

A.   REGISTRANT IDENTIFICATION

NAME OF FIRM: **Dealerweb Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   □ Security-based swap dealer   □ Major security-based swap participant

□ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 Plaza Five, Harborside Financial Center

(No. and Street)

Jersey City	**NJ**	**07311**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard J. Cotter	**646-484-2929**	cotter@dealerweb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	**New York**	**NY**	**10112-0015**
(Address)	(City)	(State)	(Zip Code)

10/20/2003   **34**

(Date of Registration with PCAOB)(if applicable)

(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Affirmation

I, Richard J. Cotter, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Dealerweb Inc., as of December 31, 2023, are true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Richard J. Cotter

Chief Financial Officer

'Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of SEC Rule 17a-5 and the difficulties arising from COVID-19, Dealerweb Inc. is making this filing without a notarization.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Stockholder of Dealerweb Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dealerweb Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2024

We have served as the Company's auditor since 2019.

This filing** contains (check all applicable boxes):

X   (a) Statement of financial condition.

X   (b) Notes to statement of financial condition.

☐   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐   (d) Statement of cash flows.

☐   (e) Statement of changes in stockholder's or partners' or sole proprietor's equity.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

☐   (g) Notes to financial statements.

☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).

X   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other:

   **To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Dealerweb Inc.
Statement of Financial Condition
December 31, 2023 (in thousands)
(Confidential)

Assets

Cash and cash equivalents	$	186,329
Cash segregated under federal regulations		1,000
Receivables from brokers and dealers and clearing organizations net of allowances for credit losses of $53		398,556
Deposits with clearing organizations		28,941
Right-of-use assets		1,073
Memberships in clearing organizations		2,426
Receivables from parent and affiliates		2,265
Deferred tax asset		5,893
Accrued income		1,101
Goodwill		69,767
Intangible assets - net of accumulated amortization		65,999
Other assets		542
Total assets	$	763,892

Liabilities and Stockholder's Equity

Liabilities

Securities sold under agreements to repurchase	$	21,612
Payable to brokers and dealers and clearing organizations		353,565
Accrued compensation		32,042
Accounts payable, accrued expenses and other liabilities		13,959
Lease liability		1,202
Payable to parent and affiliates		5,851
Total liabilities		428,231

Stockholder's Equity

Class A common stock		1
Class B common stock		—
Additional paid-in capital		273,770
Retained earnings		86,517
		360,288
Common stock in treasury, at cost (36,022 shares)		(24,627)
Total equity		335,661
Total liabilities and stockholder's equity	$	763,892

The accompanying notes are an integral part of this financial statement.

Dealerweb Inc.
Notes to Financial Statement
December 31, 2023

1. Nature of Operations

Dealerweb Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Municipal Securities Rulemaking Board ("MSRB"), a registered independent introducing broker with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA"). The Company is recognized as a foreign trading venue in Switzerland. The Company relies on the international dealer exemption in the Canadian provinces of Ontario, Quebec and Nova Scotia and the ATS Order Exemption for Ontario, Quebec and Nova Scotia. The Company operates as a broker's broker primarily in the purchase and sale of United States government and government agency mortgage-backed securities, United States treasury bills, notes and bonds, repurchase agreements and collateralized mortgage obligations. The Company operates an electronic trading system for its clients as a registered alternative trading system ("ATS") primarily for U.S. treasury and agency mortgage-backed securities.

Dealerweb Inc. is a wholly-owned subsidiary of Tradeweb IDB Markets, Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of Tradeweb Markets LLC ("Markets"). On April 3, 2019, Markets became a consolidating subsidiary of Tradeweb Markets Inc. ("TWMI") through a series of reorganization transactions ("Reorganization Transactions") that were completed in connection with TWMI's initial public offering ("IPO") which was completed on April 8, 2019.

Execution Access Merger

On June 25, 2021 (the "Acquisition Date"), Markets closed on the acquisition of Execution Access, LLC ("EA"), together with related assets (the "EA Business") and affiliates for an all cash purchase price of $190 million, net of cash acquired. The Company attributed $152 million of the $190 million purchase price to the EA Business. EA was a registered broker-dealer under the Securities Exchange Act of 1934 and a member of FINRA. EA operated as a U.S. Government Securities Broker and offered or engaged in electronic trading of U.S. treasury securities for its clients as a registered ATS for U.S. treasury securities. On November 7, 2022, EA merged with and into the Company with the Company being the surviving post-merger entity (the "Merger"). The Merger was accounted for as a merger of entities under common control and therefore the Company initially measured the recognized assets and liabilities transferred at their carrying amounts in the accounts of Markets at the date of transfer.

2. Significant Accounting Policies

Basis of Accounting

The financial statement has been presented in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and the difference may be material to the financial statement.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments) with remaining maturities at the time of purchase of less than three months.

Allowance for Credit Losses

The Company continually monitors collections and payments from its clients and maintains an allowance for credit losses. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing receivables from brokers and dealers and clearing organizations, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data. Careful analysis of the financial condition of the Company's counterparties is also performed.

Goodwill

Goodwill is the cost of the EA Business in excess of the fair value of identifiable net assets at the acquisition date. Goodwill is not amortized, but is tested for impairment annually on October 1st and between annual tests, whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. The Company consists of one reporting unit for goodwill impairment testing purposes. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value.

Goodwill was last tested for impairment on October 1, 2023 and no impairment of goodwill was identified.

Intangible Assets

Intangible assets are amortized over the estimated useful lives of 13 years. These intangible assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss is recognized if the sum of the estimated discounted cash flows relating to the asset or asset group is less than the corresponding book value.

Securities Sold Under Agreements to Repurchase

From time to time, the Company sells securities under agreements to repurchase in order to facilitate the clearance of securities. Securities sold under agreements to repurchase are treated as collateralized financings and are presented in the statement of financial condition at the amounts of cash received. Receivables and payables arising from these agreements are not offset in the statement of financial condition.

Translation of Foreign Currency

Assets and liabilities denominated in currencies other than U.S. dollars are recorded in U.S. dollars at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities that are denominated in foreign currencies are then remeasured at the end of each reporting period at the exchange rate prevailing at the end of the reporting period.

Income Taxes

The Company is subject to U.S. federal, state and local income taxes with respect to its taxable income. The Company is included in the consolidated federal income tax return and combined state income tax returns with its Parent. The Parent makes income tax payments and charges the subsidiary for its share of the expense, which is computed as if the subsidiary filed separate tax returns. The tax benefits of consolidation are reflected in the Parent's results of operations.

The Company records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and measures the deferred taxes using the enacted tax rates and laws that will be in effect when such temporary differences are expected to reverse. The Company believes that it is more likely than not that it will be able to realize its deferred tax assets in the future; therefore, no valuation allowance is necessary.

The Company records uncertain tax positions in accordance with Accounting Standards Codification ("ASC") 740, Income Taxes on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Accrued interest and penalties are included within accounts payable, accrued expenses and other liabilities in the statement of financial condition.

On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 ("IRA") into law. The IRA establishes a 15% corporate alternative minimum tax ("CAMT") effective for taxable years beginning after December 31, 2022, and imposes a 1% excise tax on the repurchase after December 31, 2022 of stock by publicly traded U.S. corporations. The 1% excise tax did not have an impact to the Company's financial condition at December 31, 2023. The Company will continue to evaluate the impact of the 15% corporate minimum tax on subsequent periods, but it does not anticipate it to impact the Company's effective tax rate.

Stock Based Compensation

The stock-based payments received by the employees of the Company are accounted for as equity awards. The Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on their estimated fair values measured as of the grant date. These costs are recognized as an expense over the requisite service period, with an offsetting increase to additional paid-in capital. The grant-date fair value of stock-based awards that do not require future service (i.e., vested awards) are expensed immediately. Forfeitures of stock-based compensation awards are recognized as they occur.

For grants made during the post-IPO period, the fair value of the equity instruments is determined based on the price of TWMI's Class A common stock on the grant date.

Prior to the IPO, the Company awarded options to management and other employees (collectively, the "Special Option Award") under the Amended and Restated Tradeweb Markets Inc. Option Plan (the "Option Plan"). The significant assumptions used to estimate the fair value as of grant date of the options awarded prior to the IPO did not reflect changes that would have occurred to these assumptions as a result of the IPO. The non-cash stock-based compensation expense associated with the Special Option Award began being expensed in 2019.

The Company uses the Black-Scholes pricing model to value its option awards. Determining the appropriate fair value model and calculating the fair value of the option awards requires the input of highly subjective assumptions, including the expected life of the option awards and the stock price volatility.

For performance-based restricted stock units that vest based on market conditions, the Company recognizes stock-based compensation based on the estimated grant date fair value of the awards computed with the assistance of a valuation specialist using a Monte Carlo simulation on a binomial model. The significant assumptions used to estimate the fair value of the performance-based restricted stock units that vest based on market conditions are years of maturity, annualized volatility and the risk-free interest rate. The maturity period represents the period of time that the award granted was modeled into the future, the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of measurement corresponding with the maturity period of the award and the expected volatility is based upon historical volatility of TWMI's Class A common stock.

Fair Value Measurement

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions) are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under ASC 820, Fair Value Measurement ("ASC 820"), prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

Basis of Fair Value Measurement

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial Instruments Measured at Fair Value

The Company's financial instruments measured at fair value on the financial statements as of December 31, 2023, in thousands, have been categorized based upon the fair value hierarchy as follows:

	Carrying Value	Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets					
Cash equivalents - Money market funds	153,929	153,929	—	—	153,929
	$ 153,929	$ 153,929	$ —	$ —	$ 153,929

The Company's money market funds are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

Dealerweb Inc.
Notes to Financial Statement
December 31, 2023

Financial Instruments Not Measured at Fair Value

The Company's financial instruments not measured at fair value on the financial statements as of December 31, 2023, in thousands, have been categorized based upon the fair value hierarchy as follows:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets					
Cash	$ 32,400	$ 32,400	$ —	$ —	$ 32,400
Cash segregated under federal regulations	1,000	1,000	—	—	1,000
Receivable from brokers and dealers and clearing organizations	398,556	—	398,556	—	398,556
Deposits with clearing organizations	28,941	28,941	—	—	28,941
Memberships in clearing organizations	2,426	—	—	2,426	2,426
	$463,323	$ 62,341	$ 398,556	$ 2,426	$463,323
Liabilities					
Securities sold under agreements to repurchase [(1)]	$ 21,612	$ —	$ 21,612	$ —	$ 21,612
Payable to brokers and dealers and clearing organizations	353,565	—	353,565	—	353,565
	$375,177	$ —	$ 375,177	$ —	$375,177

[(1)] As of December 31, 2023, treasury securities with a fair value of $21.6 million collateralized the securities sold under agreements to repurchase liability. The liability amount presented represents the gross liability and is not offset on the statement of financial condition. The securities sold under agreements to repurchase liability were subsequently settled on January 2, 2024.

The carrying value of financial instruments not measured at fair value classified within level 1 or level 2 of the fair value hierarchy approximates fair value because of the relatively short-term nature of the underlying assets or liabilities. The memberships in clearing organizations are classified within level 3 of the fair value hierarchy because the valuation requires assumptions that are both significant and unobservable.

Business Segments

The Company's operations constitute a single business segment derived substantially in the United States of America.

Dealerweb Inc.
Notes to Financial Statement
December 31, 2023

3. Cash and Cash Equivalents

At December 31, 2023, cash and cash equivalents include an investment in money market funds of $153,929,000 with major financial institutions.

4. Cash Segregated Under Federal Regulations

Cash has been segregated in a special reserve bank account for the benefit of brokers and dealers under SEC Rule 15c3-3. The Company computes a proprietary accounts of broker-dealers ("PAB") reserve, which requires the Company maintain minimum segregated cash in the amount of excess total credits per the Reserve Computation. As of December 31, 2023, cash in the amount of $1,000,000 has been segregated in the PAB reserve account, exceeding the requirements pursuant to SEC Rule 15c3-3.

5. Deposits with Clearing Organizations

Deposits with clearing organizations consists of cash deposits.

6. Receivable from and Payable to Brokers and Dealers and Clearing Organizations

Receivable from and payable to brokers and dealers and clearing organizations includes commissions receivable and other receivables and payables. Receivable from and payable to brokers and dealers and clearing organizations also includes proceeds from transactions which failed to settle due to the inability of a transaction party to deliver or receive the transacted security. These securities transactions are generally collateralized by those securities. Until the failed transaction settles, a receivable from (and often a matching payable to) brokers and dealers and clearing organizations is recognized for the proceeds from the unsettled transaction.

7. Goodwill and Intangible Assets

Goodwill and intangibles assets relate to the EA Business. Goodwill and intangible assets include the following, in thousands, at December 31, 2023, in thousands:

Goodwill	$	69,767
Intangible assets - customer relationships, cost	$	81,714
Accumulated amortization		(15,715)
Intangible assets - customer relationships, net of accumulated amortization	$	65,999

8. Leases

The Company recognizes a right-of-use asset and a lease liability for all leases with an initial term in excess of twelve months. The Company accounts for an option to extend a lease when the option is reasonably certain to be exercised. The asset reflects the present value of future minimum lease payments coupled with initial direct costs, prepaid lease payments and lease incentives. The amount of the lease liability is calculated as the present value of future minimum lease payments. The Company has

elected to account for non-lease components in a contract as part of the single lease component to which they are related.

Significant assumptions and judgements in calculating the right-of-use assets and lease liability include the determination of the applicable borrowing rate for each lease.

At December 31, 2023, weighted average borrowing rate and weighted average lease terms are as follows:

Weighted average borrowing rate	3.29 %
Weighted average remaining lease term (years)	4.50

The following table presents the future minimum lease payments and the maturity of lease liabilities, in thousands, as of December 31, 2023

	Amount
	(in thousands)
2024	274
2025	281
2026	289
2027	297
2028	152
Thereafter	—
Total future minimum lease payments	1,293
Less imputed interest	(91)
Lease liability	$ 1,202

9. Income Taxes

The components of the Company's net deferred tax assets of $5.9 million are composed primarily of future tax benefits of $1.7 million related to goodwill and intangibles, $4.0 million related to employee compensation and $0.2 million related to other.

At December 31, 2023, the total amount of unrecognized tax benefits, including interest and penalties was $1.4 million. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next twelve months.

10. Stock-Based Compensation Plans

TWMI and Markets have stock incentive plans which provide for the grant of performance-based restricted share units that vest based on the financial performance of TWMI ("PRSUs"), restricted share units ("RSUs"), performance-based restricted stock units that vest based on market conditions ("PSUs") and options, to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of TWMI and Markets.

PRSUs are promises to issue actual shares of common stock and generally cliff vest on January 1 of the third calendar year from the calendar year of the date of grant. The fair value of PRSUs is calculated on the grant date using the stock price of TWMI's Class A common stock. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of the financial performance of the TWMI in the grant year. The performance modifier can vary between 0% (minimum) and 200% (maximum) of the target (100%) award amount for awards granted during 2022 and prior years. PRSUs granted during 2023 had a 250% maximum performance modifier. Compensation expense for PRSUs that cliff vest is recognized on a straight-line basis over the vesting period for the entire award. The number of shares included in expense each period is based on management's estimate of the probable final performance modifier for those grants, with such estimate updated each period until the performance modifier is finalized.

RSUs are promises to issue actual shares of common stock at the end of a vesting period. RSUs generally vest one-third each year over a three-year period. The grant date fair value of RSUs is determined using the stock price of TWMI's Class A common stock. The grant-date fair value of RSUs are amortized into expense on a straight-line basis over the requisite service period for the entire award.

PSUs are promises to issue actual shares of common stock and cliff vest on January 1 of the third calendar year from the calendar year of the date of grant. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of TWMI's total shareholder return over a three-year performance period. The performance modifier can vary between 0% (minimum) and 250% (maximum) of the target (100%) award amount. The grant date fair value of PSUs, determined using a Monte Carlo simulation model, is recognized as compensation expense on a straight-line basis over the vesting period for the entire award, regardless of the number of shares received by the participant at vesting.

The significant assumptions used to estimate the fair value of PSUs estimated using the Monte Carlo simulation model were as follows:

	March 15, 2023 PSU Grant
Maturity (years)	2.8
Annualized Volatility	28.81 %
Risk-free Interest Rate	3.77 %

Prior to the IPO, Markets granted the Special Option Award to management and other employees and granted additional options subsequent to the IPO in December 2019, under the Option Plan. Each option award vests one half based solely on the passage of time and one half only if the Markets achieves certain performance targets. The options have a four-year graded vesting schedule, with accelerated vesting for the time-based Special Option Award options originally scheduled to vest in years three and four that were accelerated upon completion of the IPO. The stock-based compensation expense recognition commenced upon the completion of the IPO.

The grant-date fair value of the time-based options related to the Special Option Award are amortized into expense over the requisite service period on a straight-line basis, with each tranche separately measured. The grant-date fair value of the time-based December 2019 Grants are amortized into expense on a straight-line basis over the requisite service period for the entire award.

For the portion of all awards that require both future service and the achievement of Markets performance-based conditions, the grant-date fair value for each tranche is separately amortized into

expense over the requisite service period for the requisite performance-based condition. If in a reporting period it is determined that the achievement of a performance target for a performance-based tranche is not probable, then no expense is recognized for that tranche and any expenses already recognized relating to that tranche in prior reporting periods are reversed in the current reporting period.

TWMI can elect to net-settle exercised options by reducing the shares of its Class A common stock to be issued upon such exercise by the number of shares of its Class A common stock having a fair market value on the date of exercise equal to the aggregate option price and withholding taxes payable in respect of the number of options exercised. The Company may then pay these employee payroll taxes from the Company's cash.

TWMI and Markets allocates to the Company compensation expense relating to PRSUs, RSUs, PSUs and option awards granted to employees of the Company.

11. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2023, the Company had net capital of $156,318,000 which exceeded its requirement of $3,579,000 by $152,739,000. The Company's ratio of aggregate indebtedness to net capital was 0.34 to 1.

12. Related Party Transactions

Under a service agreement between the Company and Markets, Markets provides the Company with certain legal, financial, tax, accounting, human resources, facilities, marketing, technology and administrative services relating to the Company's inter-dealer broker business.

Under a service agreement between the Company and DW SEF LLC ("DW SEF"), an affiliate of the Company, the Company provides DW SEF with certain receipt collection, payroll, benefits and administrative services relating to DW SEF's business. Reimbursements on the agreement are based on actual costs incurred by the Company. On a monthly basis, the Company settles the net receivable or payable with DW SEF via receivables from and payable to affiliates. Receivables from and payable to affiliates balances with other affiliates are settled in the same manner.

13. Credit Risk

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including banks and broker-dealers. At December 31, 2023, the Company maintained an allowance for credit losses of $53,000 with regard to these receivables.

14.   Commitments and Contingencies

The Company has been named as a defendant, along with other financial institutions, in 2 consolidated antitrust class actions relating to trading practices in United States Treasury securities auctions. The cases were dismissed in March 2021, with the Court granting the Plaintiffs leave to further amend the complaint by no later than May 14, 2021. The plaintiffs filed an amended complaint on or about May 14, 2021, and the Company moved to dismiss the amended complaint on June 14, 2021. By order dated March 31, 2022, the Court granted the Company's motion and dismissed all of the claims against it in the amended complaint. The Court also denied the plaintiffs' request for leave to file a further amended complaint. On April 28, 2022, the Plaintiffs filed a Notice of Appeal of the decision and filed their opening brief on the appeal in the United States Court of Appeals for the Second Circuit on August 18, 2022. The Company filed its brief in response on November 17, 2022. Plaintiffs filed their brief in reply in further support of their appeal on December 14, 2022. Oral argument in the appeal was held on October 3, 2023, and by order and opinion issued on February 1, 2024, the Second Circuit affirmed the District Court's order dismissing all claims against all defendants, including the claims against the Company.

15.   Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business the Company, as agent, executes transactions with, and on behalf of, other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company will recognize a receivable from (and a matching payable to) brokers and dealers and clearing organizations for the proceeds from the unsettled transaction, until the failed transaction settles. The Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction. However, from time to time, the Company enters into repurchase and/or reverse repurchase agreements to facilitate the clearance of securities relating to fails to deliver or receive. The Company seeks to manage credit exposure related to these agreements to repurchase (or reverse repurchase), including the risk related to a decline in market value of collateral (pledged or received), by entering into agreements to repurchase with overnight or short-term maturity dates and only entering into repurchase transactions with netting members of the Fixed Income Clearing Corporation ("FICC"). The FICC operates a continuous net settlement system, whereby as trades are submitted and compared, the FICC becomes the counterparty.

A substantial number of the Company's transactions are collateralized and executed with, and on behalf of, a limited number of brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Company.

The Company does not expect nonperformance by counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Cash and cash equivalents includes cash and highly liquid investments held by a limited number of global financial institutions, including cash amounts in excess of federally insured limits. To mitigate this concentration of credit risk, the Company invests through high-credit-quality financial institutions, monitors the concentration of credit exposure of investments with any single obligor and diversifies as determined appropriate.

Dealerweb Inc.
Notes to Financial Statement
December 31, 2023

16. **Subsequent Events**

Other than Note 14, there were no subsequent events requiring adjustment to the financial statements or disclosure through February 26, 2024, the date that the Company's financial statement was issued.